Exhibit 99.3

Consolidated Financial Statements (Expressed in Canadian dollars)

YM BIOSCIENCES INC. (A DEVELOPMENT STAGE COMPANY)

Years ended June 30, 2006, 2005 and 2004

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Fax	(416) 228-7123
Young Corporate Centre	Internet	www.kpmg.ca
4100 Young Street Suite 200
Toronto ON M2P 2H3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of YM Biosciences Inc. and subsidiaries (a development stage company) as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit accumulated during the development stage and cash flows for each of the years in the three-year period ended June 30, 2006 and for the period from inception on August 17, 1994 to June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2006 and for the period from inception on August 17, 1994 to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

September 21, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2006 and 2005

	2006	2005
Assets

Current assets:
Cash and cash equivalents (note 4)	$2,735,317	$686,373
Short-term deposits (note 4)	85,606,117	29,882,472
Marketable securities (note 5)	-	4,834
Accounts receivable	2,214,775	1,591,712
Prepaid expenses	318,338	159,661
	90,874,547	32,325,052

Capital assets (note 6)	304,985	226,698

Intangible assets (note 7)	8,868,528	5,648,141

	$100,048,060	$38,199,891

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,367,042	$2,995,457
Accrued liabilities	1,350,923	830,158
Deferred revenue	738,297	206,770
	4,456,262	4,032,385

Long-term portion of deferred revenue	844,275	327,387

Shareholders' equity:
Share capital (note 9)	172,771,544	87,487,802
Share purchase warrants (note 10)	4,597,988	5,313,283
Contributed surplus (note 11)	3,944,492	1,790,928
Deficit accumulated during the development stage	(86,566,501)	(60,751,894)
	94,747,523	33,840,119

Basis of presentation (note 1)
Commitments (note 14)
Subsequent event (note 18)

	$100,048,060	$38,199,891

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ David G.P. Allan	/s/ Tryon Williams
David G.P. Allan, Director	Tryon Williams, Director

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

				From inception on August 17, 1994
	Years ended June 30			to June 30,
	2006	2005	2004	2006
Revenue	$1,151,135	$748,020	$-	$1,899,155
Interest income	1,397,558	703,873	347,187	4,889,849
	2,548,693	1,451,893	347,187	6,789,004

Expenses:
General and administrative	7,951,470	6,314,357	3,610,848	29,099,199
Licensing and product development	20,188,577	10,981,950	5,066,569	62,046,914
	28,140,047	17,296,307	8,677,417	91,146,113

Loss before the undernoted	(25,591,354)	(15,844,414)	(8,330,230)	(84,357,109)

Loss on foreign exchange	(220,630)	-	-	(220,630)

Gain (loss) on marketable securities	(2,623)	-	638,332	(1,191,329)

Unrealized loss on marketable securities	-	(14,881)	-	-

Loss before income taxes	(25,814,607)	(15,859,295)	(7,691,898)	(85,769,068)

Income taxes	-	-	-	7,300

Loss for the period	(25,814,607)	(15,859,295)	(7,691,898)	(85,776,368)

Deficit, beginning of period	(60,751,894)	(44,319,267)	(36,470,665)	-

Cost of purchasing shares for cancellation in excess of book Value (note 9)	-	(573,332)	(156,704)	(790,133)

Deficit, end of period	$(86,566,501)	$(60,751,894)	$(44,319,267)	$(86,566,501)

Basic and diluted loss per common share	$(0.59)	$(0.47)	$(0.36)

Weighted average number of common shares outstanding	43,755,160	34,046,450	21,353,479

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 3)	2,380,953	2,777,778	-

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

				From inception on August 17, 1994
		Years ended June 30,		to June 30,
	2006	2005	2004	2006
Cash provided by (used in):

Operating activities:
Loss for the period	$(25,814,607)	$(15,859,295)	$(7,691,898)	$(85,776,368)
Items not involving cash:
Depreciation of capital assets	61,017	11,717	14,910	331,681
Amortization of intangible assets	1,269,158	137,760	-	1,406,918
Unrealized loss on marketable securities	-	14,881	-	1,827,038
Loss (gain) on marketable securities	2,623	-	(638,332)	(635,709)
Stock-based compensation	2,588,413	1,278,955	500,375	4,436,563
Stock-based consideration	100,000	192,750	-	292,750
Warrants-based consideration	54,775	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(672,639)	(367,916)	(295,651)	(1,504,391)
Accounts payable and accrued liabilities and deferred revenue	(1,599,032)	2,396,216	841,128	2,058,895
	(24,010,292)	(12,194,932)	(7,269,468)	(77,507,848)

Financing activities:
Repayment of debentures	-	(1,469,425)	-	(1,469,425)
Issuance of common shares on exercise of options	851,322	109,318	1,544,375	2,505,014
Issuance of common shares on exercise of warrants	3,627,430	432,402	222,348	4,282,180
Redemption of preferred shares	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	(779,909)	(230,379)	(1,029,679)
Net proceeds from issuance of shares and warrants	42,622,618	18,884,120	17,047,001	123,276,729
	47,101,370	17,176,506	18,583,345	124,934,447

Investing activities:
Short-term deposits, net	(55,529,720)	(14,988,521)	(14,893,951)	(85,412,192)
Proceeds on sale of marketable securities	2,211	-	1,402,239	1,404,450
Additions to capital and intangible assets	(54,791)	(27,034)	(3,724)	(450,153)
	(55,582,300)	(15,015,555)	(13,495,436)	(84,457,895)

Decrease in cash and cash equivalents	(32,491,222)	(10,033,981)	(2,181,559)	(37,031,296)

Net cash assumed on acquisition	34,540,166	5,226,447	-	39,766,613

Cash and cash equivalents, beginning of period	686,373	5,493,907	7,675,466	-

Cash and cash equivalents, end of period	$2,735,317	$686,373	$5,493,907	$2,735,317

Non-cash items:
Issuance of common shares on Delex acquisition (note 3)	$1,464,284	$9,862,697	$-	$11,326,981
Issuance of common shares on Eximias acquisition (note 3)	35,063,171	-	-	35,063,171

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

YM Biosciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company is a development stage company. It has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes. The licenses grant exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products. During fiscal 2006, the Company acquired Eximias Pharmaceutical Corporation ("Eximias") of Berwyn, Pennsylvania, a privately held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders (note 3). During fiscal 2005, the Company acquired Delex Therapeutics Inc. ("Delex") (note 3). The Company is developing inhalation delivered fentanyl products to treat pain and is advancing AeroLEF™, a proprietary technology for the treatment of acute and breakthrough pain.

1.	Basis of presentation:

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

With consideration of the restricted and unrestricted cash and short-term deposits detailed in note 4 of the consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next year.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Significant accounting policies are summarized below:

	(a)	Basis of consolidation:

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and Variable Interest Entities where the company is the Primary Beneficiary, after elimination of inter-company transactions and balances.

During the year ended June 30, 2006, the amalgamation of Delex was completed and its assets, obligations and operations were assumed by the Company. CIMYM Inc. (Ontario) and CIMYM Inc. (Barbados) were amalgamated to form CIMYM BioSciences Inc., an 80% owned joint venture for which the Company is the primary beneficiary. YM BioSciences U.S.A. Inc. and YM BioSciences U.S. Operations Inc. were incorporated and are wholly owned subsidiaries of the Company. YM Biosciences U.S.A. Inc. holds 100% of the shares of Eximias.

During the year ended June 30, 2004, the Company increased its ownership in CBQYM Inc. from 80% to 100% for nominal consideration. The Company completed the dissolution of CBQYM Inc. in 2005. There were no accounting consequences of this dissolution.

	(b)	Consolidation of variable interest entity:

The Company consolidates all variable interest entities of which it is the primary beneficiary in accordance with The Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15 ("AcG 15"), Consolidation of Variable Interest Entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.

The Company fully consolidates a joint venture in which it is considered the primary beneficiary. The Company has a variable interest in this joint venture. The Company's variable interest will absorb a majority of the joint venture's expected losses and revenue.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(c)	Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

	(d)	Cash and cash equivalents:

Cash and cash equivalents are recorded at cost. Cash equivalents consist of highly liquid deposit certificates held to maturity, with terms extending up to 90 days from the date of acquisition.

	(e)	Short-term deposits:

Short-term deposits are recorded at cost plus accrued interest and consist of highly liquid deposit certificates held to maturity, with terms extending beyond 90 days from the date of acquisition.

	(f)	Marketable securities:

Marketable securities are recorded at the lower of cost and market value. Market values of shares and warrants held are determined based on their quoted market prices. Losses arising from changes in the market value are included in net earnings or loss for the year.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(g)	Capital assets:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided to amortize the cost of capital assets over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(h)	Intangible assets:

Intangible assets consist of acquired technologies and workforce and are amortized on a straight-line basis over their estimated useful lives of seven and two years, respectively.

(i)	Impairment of long-lived assets:

The Company reviews the carrying value of intangible assets with finite lives and capital assets for existence of facts or changes in circumstances that might indicate a condition of impairment. An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment relating to long-lived assets has been identified by the Company for the three years ended June 30, 2006.

(j)	Development costs:

To date, all development costs incurred have been expensed. Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs has met such criteria.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(k)	Government assistance:

Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

	(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more-likely-than-not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(m)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the fair value-based method to all options granted to service providers and to employee stock options granted on or after July 1, 2002. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Forfeitures are accounted for on an estimated basis based on historical trends. Compensation cost is expensed over the service period for non-employee awards and over the vesting period for employee awards. The settlement method was used to account for employee stock options granted before July 1, 2002. Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

	(n)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants and the conversion of the senior convertible notes payable, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

	(o)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(p)	New accounting pronouncements:

In January 2005, CICA issued Section 3855, Financial Instruments - Recognition and Measurement, Section 1530, Comprehensive Income, and Section 3865, Hedges. The new standards will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, specifically July 1, 2007, for the Company. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income under specific circumstances. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The Company is assessing the impact of the new standards.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

3.    Acquisitions:

(a)  Acquisition of Eximias:

On May 9, 2006, the Company completed the acquisition of the common shares of Eximias, a privately held, development stage company in the United States. In accordance with CICA Section 1581, Business Combinations, and EIC-124, Definition of a Business, the acquisition was accounted for as a purchase of assets. The assets and liabilities of Eximias have been included in the consolidated financial statements of the Company from May 9, 2006, the date of acquisition. Consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on a preliminary determination of their fair values on the date of acquisition as follows:

Assets acquired:
Cash	$38,037,072
Short-term deposits	193,925
Capital assets	84,513
Prepaid expenses	109,101
Workforce	2,927,261
Future tax assets (net of valuation allowance of $26,885,000)	-
41,351,872
Liabilities assumed:
Accrued expenses	(2,432,679)
Obligations under capital leases	(9,116)
(2,441,795)

Net assets acquired	$38,910,077

Consideration given:
5,630,648 common shares	$35,063,171
Cash	3,496,906
Acquisition costs	350,000

$38,910,077

Of the total purchase price paid, $3,300,000, comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash will be held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

3.    Acquisitions (continued):

The fair value of the Company's common shares issued is based on the average closing price of the common shares two days before, the day of, and two days after May 9, 2006, the closing date of the acquisition.

(b)  Acquisition of Delex:

On May 2, 2005, the Company acquired all of the common shares and other securities of Delex, a privately held Canadian company. The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of Delex have been included in the consolidated financial statements of the Company from May 2, 2005, the date of acquisition. Consideration given, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition and at June 30, 2005 as follows:

	As reported,	Additional	June 30,
	June 30, 2005	consideration	2006
Assets acquired:
Cash	$5,226,447	$-	$5,226,447
Accounts receivable and prepaid expenses	79,789	-	79,789
Investment tax credits recoverable	839,830	-	839,830
Capital assets	200,000	-	200,000
Acquired technologies	5,785,901	1,562,284	7,348,185
Future tax assets (net of valuation allowance of $2,201,417)	2,025,065	-	2,025,065
	14,157,032	1,562,284	15,719,316
Liabilities assumed:
Payable to Delex common shareholders	(1,469,425)	-	(1,469,425)
Accounts payable and accrued liabilities	(356,554)	-	(356,554)
Future tax liabilities	(2,025,065)	-	(2,025,065)
	(3,851,044)	-	(3,851,044)
Net assets acquired	$10,305,988	$1,562,284	$11,868,272

Consideration given:
3,809,523 common shares (2005 - 3,412,698)	$9,862,697	$1,464,284	$11,326,981
Acquisition costs	443,291	98,000	541,291

	$10,305,988	$1,562,284	$11,868,272

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

3.    Acquisitions (continued):

The consideration allocated to assets acquired and liabilities assumed excludes contingent consideration that could be paid based on the achievement of certain milestones. The Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders, and all of the common shares and other securities of Delex. A total of 4,603,174 of such common shares were put into escrow for the benefit of the Delex shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000) are being released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The fair value of the 3,412,698 shares of the Company issued is based on the average closing price of YM shares two days before, the day of, and two days after May 2, 2005, the closing date of the acquisition.

The remaining 2,777,778 escrowed shares are being released from escrow upon achievement of specific milestones with respect to Delex technology and are recorded as additional consideration at the fair value of the Company's common shares at the time of the achievement of the respective milestones: 396,825 common shares upon regulatory approval for a Phase II clinical trial; 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

In addition, acquisition costs of $175,000 are owed in finder's fees contingent upon achievement of the aforementioned milestones.

On August 26, 2005, the Company received regulatory approval for a Phase II clinical trial, and released 396,825 escrowed shares at a fair value of $1,464,284. The fair value of these shares is based on the average closing price of the Company's shares two days before, the day of, and two days after August 26, 2005, the date of the regulatory approval.

As a result of the additional consideration paid and an increase in acquisition costs of $98,000, $1,562,284 was allocated to acquired technologies in August 2005. The cumulative consideration paid as at March 31, 2006 has increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

4.    Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at June 30, 2006, the remaining restricted proceeds were $30,483,250.

Management believes that their unrestricted cash and short-term deposits at June 30, 2006 of $57,858,184 is sufficient to fund future activities related to products licensed from Cuba during and beyond the next year.

The Company's short-term deposits are held by Canadian corporate institutions.

5.    Marketable securities:

On September 25, 2002, as set out in note 9, the Company issued Class B preferred shares in exchange for 1,100,000 ordinary shares and 220,000 warrants of New Opportunities Investment Trust ("NOIT") as part of the NOIT initial prospectus offering. The cost of the NOIT investment of $2,595,780 was determined with reference to the market value of the Company's Class B preferred shares at that time. Since the date of the original listing of the NOIT shares and warrants on the London Stock Exchange to June 30, 2003, the value of these shares and warrants declined by $1,812,158 with such amount being reflected as a loss in the 2003 consolidated statements of operations. On January 9, 2004, the Company completed a transaction whereby it sold 1,100,000 ordinary shares of NOIT at their market value of £0.55 (approximately $1.29) per share, resulting in a net gain of $638,332. During 2006, the remaining warrants were sold for net proceeds of $2,211. As at June 30, 2006, the Company held no marketable securities.

6.    Capital assets:

		Accumulated	Netbook
June 30, 2006	Cost	depreciation	value
Computer equipment	$274,804	$143,611	$131,193
Furniture and equipment	298,598	124,806	173,792
Leasehold improvements	45,250	45,250	-

	$618,652	$313,667	$304,985

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

6.    Capital assets (continued):

		Accumulated	Netbook
June 30, 2005	Cost	depreciation	value
Computer equipment	$149,649	$127,737	$21,912
Furniture and equipment	284,449	79,663	204,786
Leasehold improvements	45,250	45,250	-

	$479,348	$252,650	$226,698

7.    Intangible assets:

		Accumulated	Netbook
June 30, 2006	Cost	amortization	value
Acquired technologies	$7,348,185	$1,162,980	$6,185,205
Workforce	2,927,261	243,938	2,683,323

	$10,275,446	$1,406,918	$8,868,528

		Accumulated	Netbook
June 30, 2005	Cost	amortization	value
Acquired technologies	$5,785,901	$137,760	$5,648,141

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

8.    Consolidation of variable interest entity:

Effective July 1, 2005, the Company has adopted AcG 15 retroactively since the date of inception of the joint venture. In accordance with AcG 15, the Company determined that its investment in its joint venture is a VIE and the Company is the primary beneficiary since inception of the entities.

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial position or results of operations as a result of the Company retroactively adopting AcG 15 at July 1, 2005.

The consolidated financial statements include the revenue and expenses of an incorporated joint venture as follows:

				From
				inception on
				August 17,
				1994 to
		Years ended June 30,		June 30,
	2006	2005	2004	2006
Revenue	$858,210	$661,866	$-	$1,520,076

Expenses:
General and administrative expenses	3,252,091	2,188,580	2,413,500	16,254,485
Licensing and product development costs	1,444,277	706,344	946,453	20,907,058
	4,696,368	2,894,924	3,359,953	37,161,543

Loss for the period	$(3,838,158)	$(2,233,058)	$(3,359,953)	$(35,641,467)

9.    Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

9.    Share capital (continued):

Issued:

	Number of
	shares	Amount
Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares purchased for cancellation	(19,000)	(10,336)

Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000

Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697

Balance, June 30, 2005	38,584,288	87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171

Balance, June 30, 2006	55,781,523	$172,771,544

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

9.    Share capital (continued):

At June 30, 2006, 2,380,953 (2005 - 2,777,778) common shares are held in escrow for contingent payments related to the Delex acquisition. These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency (note 3).

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at U.S. $4.25 per common share for total gross proceeds of U.S. $40,105,002 (Cdn. $42,973,380). Net proceeds after issuance costs amounted to Cdn. $42,622,618.

During the year ended June 30, 2005, the Company purchased for cancellation 300,500 common shares under a normal course issuer bid, at a total cost of $779,909. The excess of $573,332 over the book value of the shares was charged to deficit.

During the year ended June 30, 2004, the Company purchased for cancellation 169,900 common shares under a normal course issuer bid, at a total cost of $230,379. The excess of $156,704 over the book value of the shares was charged to deficit.

On September 30, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 6,601,588 units at a price of $3.15. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $3.75 for a period of 36 months. Total proceeds amounted to $20,795,002, less issuance costs of $1,822,695. The net proceeds were allocated on a relative fair value basis of $17,390,826 to common stock and $1,581,481 to share purchase warrants using the Black-Scholes fair value option pricing model. Issuance costs include underwriter's warrants to acquire an additional 462,211 units at a price of $3.15 per unit for a period of 36 months from the date of closing with a fair value of $360,447.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

10.    Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2006. As of June 30, 2006, all outstanding warrants were exercisable.

		Weighted
		average
	Number of	exercise
	warrants	price	Amount
Outstanding, June 30, 2002 and 2003	3,020,669	$4.50	$-
Issued of special warrants	5,447,829	2.50	2,756,106
Issued February 2004 on exercise of special agent warrants at fair value	1,089,566	1.75	969,714
Exercised	(118,939)	1.87	(98,581)
Expired	(2,613,725)	4.50	-

Outstanding, June 30, 2004	6,825,400	2.53	3,627,239
Expired	(49,553)	9.00	-
Exercised	(124,801)	1.82	(88,187)
Issued pursuant to financing	3,993,961	2.37	1,581,481
Issued in exchange for services	100,000	3.15	192,750

Outstanding, June 30, 2005	10,745,007	2.93	5,313,283
Expired	(369,444)	4.33	-
Exercised	(1,370,286)	2.92	(770,070)
Issued in settlement of obligation	17,500	4.42	54,775

Outstanding, June 30, 2006	9,022,777	2.88	$4,597,988

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

10.   Share purchase warrants (continued):

As at June 30, 2006:

		Weighted
		average
		remaining
Range of	Number	contractual
exercise prices	outstanding	life (years)
$1.75	612,346	2.46
$2.50	5,129,919	2.46
$3.15	90,000	1.50
$3.35	361,690	1.25
$3.75	2,811,322	1.25
$4.42	17,500	2.50

11.    Contributed surplus:

Balance, June 30, 2002	$-
Stock-based compensation	68,820

Balance, June 30, 2003	68,820
Stock-based compensation	500,375

Balance, June 30, 2004	569,195
Stock-based compensation	1,278,955
Exercise of options	(57,222)

Balance, June 30, 2005	1,790,928
Stock-based compensation	2,588,413
Exercise of options	(434,849)

Balance, June 30, 2006	$3,944,492

12.    Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.75 to $5.74.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

12.    Stock-based compensation (continued):

Compensation cost recognized as an expense during the year for stock-based employee compensation awards was $2,301,431 (2005 - $1,278,955; 2004 - $480,524). Compensation cost recognized related to non-employee options granted during the year was $286,982 (2005 - nil; 2004 - $19,850).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	2006	2005	2004
Number of options issued	2,268,000	860,487	825,620
Risk-free interest rate	4.0% - 4.6%	3.0% - 4.3%	3.2% - 4.4%
Volatility factor	55% - 120%	120%	80% - 120%
Contractual life of options	1 - 10 years	1/8 - 10 years	5 - 10 years
Vesting period (months)	immediately to 24	immediately to 24	12 - 40
Weighted average fair value of options granted	$2.00	$1.96	$1.17
Fair value of options	$4,542,930	$1,685,240	$510,375

        The following tables reflect the activity under the stock option plan for the years ended June 30, 2006 and 2005 and the share options outstanding at end of year:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
Outstanding, beginning of year	3,169,330	$2.92	2,523,252	$2.80	1,727,132	$3.34
Granted	2,268,000	4.69	860,487	3.11	825,620	2.64
Cancelled/forfeited	(256,465)	3.71	(153,299)	3.05	(6,500)	2.94
Exercised	(401,076)	2.21	(61,110)	1.79	(23,000)	1.93

Outstanding, end of year	4,779,789	3.78	3,169,330	2.92	2,523,252	2.80

Exercisable, end of year	3,058,820	$3.39	2,165,673	$3.09	1,604,151	$3.40

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

12.    Stock-based compensation (continued):

As at June 30, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price
$1.75	747,345	5.0	$1.75	727,595	$1.75
$2.00	60,000	6.8	2.00	57,000	2.00
$2.10	50,000	7.8	2.10	50,000	2.10
$2.50	86,750	3.4	2.50	83,850	2.50
$2.75	35,000	8.4	2.75	23,333	2.75
$3.15	691,274	7.5	3.15	487,292	3.15
$3.25	316,250	0.8	3.25	316,250	3.25
$3.38	10,000	9.0	3.38	9,500	3.38
$3.61	533,670	7.6	3.61	180,833	3.61
$4.00	12,500	1.4	4.00	12,500	4.00
$4.36	852,000	9.9	4.36	284,000	4.36
$4.50	535,000	3.4	4.50	535,000	4.50
$5.74	850,000	9.4	5.74	291,667	5.74

$1.75 - $5.74	4,779,789	5.9	3.78	3,058,820	3.39

As at June 30, 2005:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price
$1.75	1,032,810	8.0	$1.75	668,662	$1.75
$2.00	60,000	7.8	2.00	39,000	2.00
$2.10	50,000	8.8	2.10	33,333	2.10
$2.50	136,000	6.5	2.50	95,450	2.50
$2.75	35,000	9.4	2.75	11,667	2.75
$3.15	806,938	9.8	3.15	268,979	3.15
$3.25	366,250	2.2	3.25	366,250	3.25
$4.00	12,500	2.4	4.00	12,500	4.00
$4.50	669,832	2.5	4.50	669,832	4.50

$1.75 - $4.50	3,169,330	7.0	2.92	2,165,673	3.09

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

12.    Stock-based compensation (continued):

As at June 30, 2004:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price
$1.50	25,000	0.2	$1.50	25,000	$1.50
$1.75	1,080,620	8.0	1.75	316,698	1.75
$2.00	60,000	8.8	2.00	21,000	2.00
$2.10	50,000	9.8	2.10	16,667	2.10
$2.50	167,500	7.7	2.50	74,050	2.50
$3.25	425,300	3.0	3.25	425,300	3.25
$4.00	12,500	3.4	4.00	12,500	4.00
$4.50	702,332	5.5	4.50	712,936	4.50

$1.50 - $4.50	2,523,252	6.4	2.80	1,604,151	3.40

13.    Out-licensing agreements:

(a)  On January 20, 2006, the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $1,150,000 (U.S. $1,000,000), recognition of which, as revenue, is deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the year ended June 30, 2006, the Company recognized $192,131 of the license fee received.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

13.    Out-licensing agreements (continued):

(b)  On August 30, 2005, the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $465,000 (U.S. $400,000), recognition of which, as revenue, is deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the year ended June 30, 2006, the Company recognized $147,263 of the license fee received.

(c)  On January 26, 2005, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is required to supply the units of licensed product required for the development program. Under the terms of the agreement, the Company received a license fee of U.S. $500,000, recognition of which, as revenue, is deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. During the year ended June 30, 2006, the Company recognized $206,770 (2005 - $86,154) of the license fee received.

(d)  On July 13, 2004, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning two of its products. Under the terms of this agreement, the existing license agreement is suspended and in consideration for the suspension of the existing license, the Company was entitled, subject to several terms and conditions, to receive four payments of U.S. $250,000 over the period ended December 31, 2005. The Company has no continuing involvement in the research and development of these products and has no obligations under the development plan established by the out-licensing agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of further development activities and regulatory approval. The Company retains an interest in revenue from the manufacture and marketing of the products or from their sub-licensing. During the year ended June 30, 2006, the last two of the four payments were received, the specific terms and conditions were satisfied and, accordingly, $620,000 (U.S. $500,000) was recognized as revenue.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

14.    Commitments:

The Company has entered into a clinical research services contract dated June 2005 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £344,000 ($756,000). The cost was estimated based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days' notice, in which case the Company would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Company entered into a similar contract dated December 2004 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £194,527 ($448,093). The cost was estimated based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days' notice, in which case the Company would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Company entered into a similar contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients and 67 sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and a penalty of 10% of any remaining commitment.

The Company has entered into contracts for pre-clinical and other studies totalling approximately $4,895,000, of which approximately $1,847,000 has been paid.

The Company leases premises under a five-year lease that expires in January 2008. Under the terms of the lease, the Company can terminate the lease at any time with six months' notice plus a penalty of two months' rent.

Annual minimum payments under these operating leases for the next three years from June 30, 2006 are as follows:

2007	$500,057
2008	261,035
2009	235,125

$996,217

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

15.    Income taxes:

(a)   The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2006	2005
Future tax assets:
Capital assets	$7,273,000	$50,000
Financing costs	844,000	-
Deferred revenue	522,000	-
Capital loss carryforward	197,000	148,000
Eligible capital expenditures	47,000	46,000
Marketable securities	-	60,000
Non-capital losses - United States	26,319,000	-
Non-capital losses - Barbados	-	468,000
Non-capital losses - Canada	16,308,000	12,182,000
Scientific research and experimental development expenses and credits	8,020,000	3,984,000
	59,530,000	16,938,000

Future tax liabilities:
Acquired technologies	(2,041,000)	(1,977,000)
	57,489,000	14,961,000

Less valuation allowance	57,489,000	14,961,000

Net future tax asset	$-	$-

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

15.    Income taxes (continued):

(b)  The Company has available Canadian and United States non-capital loss carryforwards totalling approximately $49,112,000 and $63,456,000, respectively. These losses expire as follows:

	Canada	United States
2007	$753,000	$-
2008	3,201,000	-
2009	3,785,000	-
2010	3,994,000	-
2014	7,336,000	-
2015	16,510,000	-
2017	-	1,000
2018	-	31,000
2019	-	92,000
2020	-	2,851,000
2021	-	5,046,000
2022	-	3,333,000
2023	-	3,446,000
2024	-	4,282,000
2025	-	40,158,000
2026	13,533,000	4,216,000

	$49,112,000	$63,456,000

Losses previously carried forward in Barbados expired on the continuance of the Barbadian subsidiary in Canada.

(c)   The Company has approximately $11,417,000 (2005 - $6,586,000) of unclaimed development costs that may be claimed against future taxable income.

(d)    The Company has accumulated net capital losses for tax purposes of approximately $1,191,000, which may be carried forward and used to reduce taxable capital gains in future years.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

15.   Income taxes (continued):

(e)  The Company performs certain activities that result in investment tax credits ("ITC"), which can be used to offset future Canadian and United States federal taxes payable, and Ontario innovation tax credits ("OITC"), which are payable in cash from the Province of Ontario. The Company does not accrue the federal ITC as it can only be used to offset future taxes payable and the Company has not recorded any tax assets to date. The ITCs expire as follows:

	Canada	United States
2010	$13,000	$-
2011	224,000	-
2012	414,000	-
2013	328,000	2,000
2014	286,000	9,000
2015	405,000	124,000
2016	-	83,000
2017	-	214,000
2018	-	194,000
2019	-	218,000
2020	-	367,000
2026	1,104,000	-

	$2,774,000	$1,211,000

The Company accrues and records cash refundable OITC amounts directly against development expenses where there is reasonable assurance that the assistance will be realized. During the year, the Company received cash refundable OITC claims for fiscal year 2005 in the aggregate amount of $523,000. The Company has also accrued an OITC refund for 2006 based on development expenditures. At June 30, 2006, an amount of $437,233 (2005 - $1,219,030) is receivable.

	2006	2005	2004
Gross development expenses	$20,388,577	$11,567,191	$5,495,898
OITC refunds	(200,000)	(585,241)	(429,329)

Licensing and product development expenses	$20,188,577	$10,981,950	$5,066,569

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.   Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)  Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception be presented. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 9 to these consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.   Canadian and United States accounting policy differences (continued):

(b)  Consolidated statement of operations and deficit:

The following table reconciles loss for the year as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP:

	2006	2005	2004
Loss for the year based on Canadian GAAP	$(25,814,607)	$(15,859,295)	$(7,691,898)
Unrealized gain (loss) on marketable securities (i)	-	(49,776)	49,776
Reversal of stock-based compensation expense for employee awards (ii)	-	1,278,955	480,524
Reversal of capitalization of acquired technologies (iii)	(1,562,284)	(5,785,901)	-
Amortization of acquired technologies (iii)	1,025,220	137,760	-
Loss for the year and comprehensive loss based on United States GAAP	$(26,351,671)	$(20,278,257)	$(7,161,598)
Basic and diluted loss per share (iv)	$(0.60)	$(0.60)	$(0.34)
Weighted average number of common shares outstanding	43,755,160	34,046,450	21,353,479
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex (note 3)	2,380,953	2,777,778	-

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.    Canadian and United States accounting policy differences (continued):

(i)  Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with Financial Accounting Standards Board ("FASB") Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the year ended June 30, 2003, the Company recognized a charge of $1,812,158 for an other-than-temporary decline in market value and, accordingly, there was no difference in the carrying amount of the marketable securities under United States GAAP and Canadian GAAP. During the years ended June 30, 2005 and 2004, the unrealized (decrease) increase in market value of securities held was ($49,776) and $49,776, respectively. This amount has been recognized as an unrealized gain for United States GAAP purposes with a corresponding increase in investments and shareholders' equity under United States GAAP. During the year ended June 30, 2006, the Company sold the remainder of its marketable securities and the realized loss of $2,623 has been recognized in the consolidated statements of operations and deficit.

(ii)  As set out in note 1(m), under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002. Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R. In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options granted on or after July 1, 2005. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the statement of operations as the requisite service is rendered.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.    Canadian and United States accounting policy differences (continued):

Prior to July 1, 2005, the Company applied the fair value-based method of accounting only to stock-based compensation provided to non-employees and the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and accordingly, stock compensation expense for employee awards recorded for Canadian purposes of $1,278,955 and $480,524 for the years ended June 30, 2005 and 2004, respectively, has been reversed for United States GAAP purposes.

(iii) Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(iv)  Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.     Canadian and United States accounting policy differences (continued):

(c)  Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

		Deficit
		accumulated
		during the	Additional
	Warrants and	development	paid-in
	share capital	stage	capital	Total
Total shareholders' equity under U.S. GAAP, June 30, 2004	$63,469,153	$(43,730,112)	$29,816	$19,768,857
Special warrants issue	18,972,307	-	-	18,972,307
Issued on options	166,540	-	-	166,540
Issued on warrants	536,965	-	-	536,965
Shares purchased for cancellation	(206,577)	(573,332)	-	(779,909)
Issued on acquisition of Delex	9,862,697	-	-	9,862,697
Loss for the year	-	(20,278,257)	-	(20,278,257)

Total shareholders' equity under U.S. GAAP, June 30, 2005	92,801,085	(64,581,701)	29,816	28,249,200
Issued on options	1,286,170	-	(398,727)	887,443
Issued on warrants	3,682,205	-	-	3,682,205
Issued from escrow pursuant to Delex acquisition agreement	1,464,284	-	-	1,464,284
Issued pursuant to licensing agreement	100,000	-	-	100,000
Issued from equity financing	42,622,618	-	-	42,622,618
Issued from acquisition of Eximias	35,413,170	-	-	35,413,170
Stock-based compensation	-	-	2,552,291	2,552,291
Loss for the year	-	(26,351,671)	-	(26,351,671)

Total shareholders' equity under U.S. GAAP, June 30, 2006	177,369,532	(90,933,372)	2,183,380	88,619,540

Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in process research and development acquired	-	(1,162,980)	-	(1,162,980)

Total shareholders' equity under Cdn. GAAP, June 30, 2006	$177,369,532	$(86,566,501)	$3,944,492	$94,747,523

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.    Canadian and United States accounting policy differences (continued):

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

 (d)  Pro forma stock option disclosure:

United States GAAP requires the disclosure of the pro forma impact of options granted that have not been recognized as an expense. The Company adopted FASB Statement No. 123R, using the modified prospective approach, effective for periods beginning on or after July 1, 2005 and now expenses options granted over the requisite service period. Therefore, there are no differences between pro forma loss for the period and loss for the period, as reported on the consolidated statement of operations for periods beginning on or after July 1, 2005. For fiscal 2005 and 2004, the compensation cost for these options is determined under the fair value-based method for awards granted on or after July 1, 1995, and is outlined in the following table:

	2005	2004
Options granted	852,987	798,120

Weighted average fair value of options granted	$1.96	$1.17

Loss for the year, as reported	$(20,278,257)	$(7,161,598)

Pro forma loss for the year	$(21,566,804)	$(7,774,072)

Pro forma basic and diluted loss per share	$(0.63)	$(0.36)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.    Canadian and United States accounting policy differences (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 12 for the period from July 1, 2002 to June 30, 2006 and the following assumptions for grants made during the period preceding July 1, 2002:

Risk-free interest rate	4.11% - 5.66%
Dividend yield	-
Volatility factor	50% - 120%
Expected life of options	5 - 10 years
Vesting period (months)	Immediately to 40 months

(e)  Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the period as a result of this GAAP difference. Investment tax credits recognized are as follows:

			From inception on
	Years ended June 30,		August 17, 1994
2006	2005	2004	to June 30, 2006
$ 133,779	$585,241	$429,329	$2,512,693

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

16.   Canadian and United States accounting policy differences (continued):

(f)  Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $59,530,000, $16,938,000 and $5,698,000, respectively, for the years ended June 30, 2006, 2005 and 2004.

(g)   Acquisitions:

The following pro forma financial information reflects the results of operations of the Company as if the acquisition of Delex and Eximias had taken place on July 1, 2003. The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results.

	2006	2005	2004
Pro forma revenue	$4,180,287	$2,973,452	$915,496
Pro forma loss	(35,778,180)	(32,485,406)	(18,851,263)
Pro forma basic and diluted loss per share	(0.74)	(0.82)	(0.71)

17.   Financial instruments:

The fair values of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2006, 2005 and 2004

18.   Subsequent event:

On July 25, 2006, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Pursuant to the terms of the agreement, the Company has received a license fee of U.S. $14,500,000. The agreement also entitles the Company to receive milestone payments on the occurrence of events specified in the terms of the contract and royalties on the commercialized sale of the developed product. The license fee will be deferred and recognized over the term of the related development collaboration. Management has not yet determined the expected period of collaboration.